UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Vessel Acquisition Agreements

Imperial Petroleum Inc. (the “Company”) has entered into agreements to acquire seven Japanese built bulkers (5 supramaxes and 2 kamsarmaxes) for an aggregate purchase price of $129 million, from entities affiliated with Brave Maritime Corp Inc. The transaction with Brave Maritime, which is affiliated with members of the Vafias family, was approved by the independent directors of the Company, which obtained independent valuations of the vessels.

The vessels are expected to be delivered between December 2024 and May 2025. The Company expects to finance the purchase price for each vessel with cash-on-hand and has the option to pay for the vessels latest by one year from each respective purchase agreement.

Following these vessel deliveries, and assuming no further acquisitions or dispositions, the Company’s fleet will total 19 vessels.

*****

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-268663), Post Effective Amendment No. 1 to Form F-1 on Form F-3 Registration Statement (Reg. No. 333-266031) and Registration Statements on Form S-8 (Reg. Nos. 333-275745 and 333-278813), including the prospectuses contained therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2024

IMPERIAL PETROLEUM INC.

By:	/s/ Ifigeneia Sakellari
Name:	Ifigeneia Sakellari
Title:	Chief Financial Officer